UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

(Report No. 6)

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): __

CONTENTS

On August 15, 2022, SciSparc Ltd. issued a press release titled “SciSparc Signs a Non-Binding Letter of Intent to Acquire American Food Supplements and Cosmetics Brand in Approximately $20 Million Deal”, a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”).

The first, second, third, fourth, sixth and seventh paragraphs and the section entitled “Forward-Looking Statements” of Exhibit 99.1 to this Form 6-K are incorporated by reference into the registration statements on Form F-3 (File No. 333-233417, 333-248670 and 333-266047) and on Form S-8 (File No. 333-225773) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release dated August 15, 2022, titled “SciSparc Signs a Non-Binding Letter of Intent to Acquire American Food Supplements and Cosmetics Brand in Approximately $20 Million Deal”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: August 16, 2022	By:	/s/ Oz Adler
		Name:	Oz Adler
		Title:	Chief Executive Officer & Chief Financial Officer

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